BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER
412,190-024

January 18, 2011	WRITER’S DIRECT DIAL (213) 430-6100

VIA EDGAR AND OVERNIGHT COURIER	WRITER’S E-MAIL ADDRESS jpmotley@omm.com

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C.  20549-4631

Attn:	Mr. Jay Ingram
Legal Branch Chief

Re:	International Lease Finance Corporation
Registration Statement on Form S-4
Filed December 17, 2010
File No. 333-171248

Ladies and Gentlemen:

This letter is submitted on behalf of International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on January 10, 2011.  The Staff’s comments related to the Company’s Registration Statement on Form S-4 filed December 17, 2010 (the “Form S-4”).

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

Forward Looking Statements, page ii

1.            We note your reference to the Private Securities Litigation Reform Act of 1995. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21 E(b)(2)(C) of the Exchange

Division of Corporation Finance

Securities and Exchange Commission

January 18, 2011

Act. Please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Company respectfully advises the Staff that the Company will revise the Form S-4 to delete the reference to the Private Securities Litigation Reform Act of 1995 in the first sentence under Forward-Looking Statements. As a result, the Forward-Looking Statements section will read in its entirety as follows:

“This prospectus contains statements that constitute forward-looking statements. Those statements appear in a number of places in this prospectus and include statements regarding, among other matters, the state of the airline industry, our access to the capital markets, our ability to restructure leases and repossess aircraft, the structure of our leases, regulatory matters pertaining to compliance with governmental regulations and other factors affecting our financial condition or results of operations. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and “should” and variations of these words and similar expressions, are used in many cases to identify these forward-looking statements. Any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results to vary materially from our future results, performance or achievements, or those of our industry, expressed or implied in such forward-looking statements. Such factors include, among others, general industry, economic and business conditions, which will, among other things, affect demand for aircraft, availability and creditworthiness of current and prospective lessees, lease rates, availability and cost of financing and operating expenses, governmental actions and initiatives and environmental and safety requirements, as well as the factors discussed under “Risk Factors” in this prospectus. We do not intend, and undertake no obligation, to update any forward-looking information to reflect actual results or future events or circumstances.”

Exhibit 5.1

2.            We note that counsel’s opinion is based on the law of the state of California. Please note that counsel must opine on the laws of the state governing the indenture, which appears to be New York state law. Please have counsel revise the opinion as appropriate.

The Company respectfully advises the Staff that it will file with Amendment No. 2 to the Company’s Form S-4 a revised opinion of the Company’s counsel that opines on New York state law. The second to last paragraph of the opinion of O’Melveny & Myers LLP will read in its entirety as follows (new language has been underlined for emphasis):

“The law governed by this opinion letter is limited to the present federal law of the United States, the present law of the State of New York, and the present law of the State of California. We express no opinion as to the laws of any other jurisdiction and no

Division of Corporation Finance

Securities and Exchange Commission

January 18, 2011

opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority or any jurisdiction.”

* * * * *

We appreciate the Staff’s comments. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (213) 430-6100.

Thank you.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’Melveny & Myers LLP

cc:	Mr. Alan H. Lund, International Lease Finance Corporation
Mr. Frederick S. Cromer, International Lease Finance Corporation
Mr. Patrick I. Ross, Esq., International Lease Finance Corporation